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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          MALAN REALTY INVESTORS, INC.
    (Exact Name of Registrant as Specified in its Articles of Incorporation)

                             -----------------------

          Michigan                                       38-1841410
 (State or Other Jurisdiction of            (I.R.S. Employer Identification No.)
 Incorporation or Organization)
                             =======================

                         30200 Telegraph Road, Suite 105
                         Birmingham, Michigan 48025-4503
                                 (248) 644-7110
                    (Address of Principal Executive Offices)

                             -----------------------
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
      If this form relates to the                             If this form relates to the
      registration of a class of debt                         registration of a class of debt
      securities and is effective upon filing                 securities and is to become effective
      pursuant to General                                     simultaneously with the
      Instruction A(c)(1) please check                        effectiveness of a concurrent
      the following box. ____                                 registration statement under the
                                                              Securities Act of 1933 pursuant to
                                                              General Instruction A(c) (2) please
                                                              check the following box.  ___



Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                      Name of Each Exchange on Which
    to be so Registered                      Each Class is to be so Registered
    -------------------                      ---------------------------------

    Preferred Stock Purchase Rights          New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act.

                  None
              (Title of Class)


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ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On January 15, 1999 the Board of Directors of Malan Realty Investors, Inc. (the "Company") adopted a Rights Agreement (as hereinafter defined).

         In connection with the Rights Agreement, the Board of Directors of the Company declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of the Company's common stock, par value $.01 per share (the "Common Shares"), outstanding at the close of business on January 15, 1999 (the "Record Date"). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until January 15, 2009 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth (1/1000th) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $42.00 per one one-thousandth (1/1000th) of a Preferred Share, subject to certain anti-dilution adjustments (the "Purchase Price").

         Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, by the certificates for the Common Shares. Until the Distribution Date or earlier redemption or expiration of the Rights, the Rights will be transferred with and only with the Common Shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares (other than to any Acquiring Person) as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date.

         Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $1.00 per share or 1,000 times the dividend, if any, declared per Common Share. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends, provided that the holders of the Preferred Shares shall be entitled to receive, if greater than $1,000 per share, an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right, based on a formula, to purchase Common Shares at a 50% discount to the current market price. In the event that, after a person has become an

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Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right, based on a formula, to purchase common stock in the acquiring company at a 50% discount to current market price.

         At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for that number of Common Shares having an aggregate value equal to the Spread (the excess of the value of the Adjustment Shares (as defined in the Rights Agreement) issuable upon the exercise of a Right over the Purchase Price) per Right (subject to adjustment).

         The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights will expire on January 15, 2009 (unless earlier redeemed, exchanged or terminated). The Bank of New York is the Rights Agent.

         The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split, subdivision, combination or reclassification of the Preferred Shares. The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares immediately prior to the date of exercise.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

         Any of the provisions of the Rights Agreement dated as of January 15, 1999 between the Company and the Rights Agent (the "Rights Agreement") may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

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         One Right will be distributed to shareholders of the Company for each
Common Share owned of record by them on January 15, 1999. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed to initially reserve 20,000 Preferred Shares for issuance upon exercise of the Rights.

         The rights are designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company's stock on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

         The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.  EXHIBITS
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EXHIBIT
NUMBER
------

    1. Rights Agreement, dated as of January 15, 1999, between Malan Realty Investors, Inc. and The Bank of New York which includes the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Malan Realty Investors, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Terms of Rights Plan as Exhibit C.

    2.            Text of Press Release, dated January 15, 1999.


SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: February 3, 1999               Malan Realty Investors, Inc.


                                      By:      /s/ Anthony S. Gramer
                                               ----------------------
                                               Anthony S. Gramer
                                      Its:     President




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                                  EXHIBIT INDEX

EXHIBIT
NUMBER
-------

    1. Rights Agreement, dated as of January 15, 1999, between Malan Realty Investors, Inc. and The Bank of New York which includes the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Malan Realty Investors, Inc. as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Terms of Rights Plan as Exhibit C.

    2.           Text of Press Release, dated January 15, 1999.